SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                        (Amendment No. 5)

                  U.S. MEDICAL PRODUCTS, INC.
                         (Name of Issuer)

                 Common Stock, $0.01 Par Value
                 (Title of Class of Securities)

                          90336P100
                       (CUSIP Number)

                      David A. Persing
                      885 Third Avenue
                     New York, NY  10022
                       (212) 888-5500
(Name, Address and Telephone Number of Person Authorized to
             Receive Notices & Communications)

                       August 19, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Sched-
ule 13G to report the acquisition which is the subject
of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box.             [ ]

Check the following box if a fee is being paid with the
statement.                                                    [ ]

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

                           SCHEDULE 13D

CUSIP No.   90336P100

1.   NAME OF REPORTING PERSON                  Pengo Industries

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                   ___________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]

                                                       (b) [X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                       N.A.

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION                Texas
__________________
                  |    7.   SOLE VOTING POWER          - 0 -
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER     - 0 -
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                  - 0 -

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)        [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0%


14.  TYPE OF REPORTING PERSON                           CO.

          *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           SCHEDULE 13D

CUSIP No.   90336P100

1.   NAME OF REPORTING PERSON      Smith Management Company, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                   ___________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]

                                                       (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                       N.A.

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION              New York
__________________
                  |    7.   SOLE VOTING POWER          - 0 -
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER     - 0 -
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                  - 0 -

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)        [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0%


14.  TYPE OF REPORTING PERSON                           CO.

          *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           SCHEDULE 13D

CUSIP No.   90336P100

1.   NAME OF REPORTING PERSON           Durian Securities, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                   ___________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]

                                                       (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                       WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION             New York
__________________
                  |    7.   SOLE VOTING POWER            - 0 -
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER       - 0 -
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                    - 0 -

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)        [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    0%


14.  TYPE OF REPORTING PERSON                           CO.

          *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer.

          This Amendment No. 5 to Schedule 13D relates to shares of common Stock, no par value (the "Common Stock") of U.S. Medical Products, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 12201 Technology Boulevard, Suite 100, Austin, Texas 78727.


Item 4.   Purpose of Transaction.

     Item 4 is amended by the addition of the following:

     On August 19, 1996 Durian entered into a Purchase Agreement (the "Purchase Agreement") pursuant to which it agreed to transfer to Metrax Medical, Inc. all of the shares of Common Stock and all of the Class A Warrants owned by Durian. The closing under the Purchase Agreement occurred on August 21, 1996, as a result of which Durian no longer owns any shares of Common Stock or any Class A Warrants.


Item 5.  Interest in Securities of the Issuer.

     (a) As a result of the closing under the Purchase Agreement none of the reporting persons any longer owns any shares of Common Stock or any Class A Warrants.

     (b) There have been no transactions by any of the reporting persons in the Common Stock during the last sixty days except for the closing under the Purchase Agreement described in Item 4 above.

     (c)  Not applicable.

     (d)  Not applicable.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, correct and complete.


                              PENGO INDUSTRIES, INC.



Dated:  August 21, 1996       By:  DAVID A. PERSING
                                 ________________________________

                                   Name:  David A. Persing
                                   Title: Senior Vice President


                              SMITH MANAGEMENT COMPANY, INC.



Dated:  August 21, 1996       By:  DAVID A. PERSING
                                 ________________________________

                                   Name:  David A. Persing
                                   Title: Senior Vice President


                              DURIAN SECURITIES, INC.


Dated:  August 21, 1996       By:  DAVID A. PERSING
                                  _______________________________

                                   Name:  David A. Persing
                                   Title: Senior Vice President